Mail Stop 4561

January 11, 2008

Mr. Kenneth E. Steben
Aspect Global Diversified Fund LP
c/o Steben & Company, Inc.
2099 Gaither Road
Suite 200
Rockville, MD 20850

      Re: Aspect Global Diversified Fund LP
              Registration Statement on Form S-1
              Filed December 13, 2007
              File No. 333-148049

Dear Mr. Steben:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have not included a website. If applicable, please disclose your website.

2.   Please provide us with a complete copy of any sales material that includes all illustrations and other inserts in the form you expect to distribute to investors. We may have further comment after we receive your materials.

3.   Please update the information in all of the performance tables provided through the end of

2007. Currently, information is only provided through October 2007.

4.   Please revise the prospectus to provide a more detailed description of the restrictions on purchasing each class of units. We note, for example, that the Class B and Class I units are intended only for registered investment advisors' fee based advisory programs, but it is not clear whether there are any actual restrictions on an investor's ability to purchase shares of each class. Also disclose any difference in the per unit price to be paid for each class and discuss the purpose of having four separate classes of units.

Prospectus Cover Page

5.   Please disclose the prices at which you intend to offer the units. Disclose the initial offering price of $100 per unit and briefly explain when the price will change to the month-end NAV. Refer to Item 501(b)(3) of Regulation S-K. Provide similar clarification in the prospectus summary and the plan of distribution section of the prospectus.

6.   Please add a bulleted risk factor to the cover page regarding the impact of the use of leverage on your profits and losses.

7.   Please eliminate the duplication in the second and third bullet point risk factors. Also, please omit the sixth bullet point risk factor or revise to clarify the risk you are trying to convey.

Summary, page 1

8.   Please disclose when you can begin trading.

Purchases and Redemptions of Units, page 1

9.   In this section, you note that subscription funds will be held in an account pending acceptance. Please disclose when investors will be notified whether their subscriptions have been accepted or rejected. Please indicate whether there is any time limit on your ability to accept or reject a subscription. Additionally, please disclose when subscriptions must be received in order for investors to be eligible to be part of the fund on the first day of the month.

The General Partner, Commodity Pool Operator and Selling Agent, page 3

10.   In this section, you note that the General Partner will also serve as one of the Fund's Selling Agents. Please disclose whether other selling agents have been identified at this point.

11.   Please move the last paragraph of this section to the section immediately following it, "The Trading Advisor," as this paragraph relates to the trading advisor.

The Trading Advisor, page 4

12.   In this section, you note that the trading level is currently expected to be 1.20 times the normal trading level of the Trading Program. Please revise to explain the term "trading level." Also, discuss the reasons why the trading level will be different from the normal trading level and disclose the amount of the normal trading level.

13.   Refer to the first full paragraph on page 5. Please expand the disclosure to explain how the 2.40% per annum management fee is derived from the currently expected trading level.

Fees and Expenses, page 7

14.   Please revise the description of Administrative Expenses and Offering Expenses to identify the party receiving these fees.

15.   Please tell us how you determined the amount that each class of units is estimated to pay the futures commission merchant. We note that the exact amount is impossible to estimate. Please tell us how you calculated the estimated amount. Also, please revise to clarify whether all classes of units will share this expense equally or if expenses will be paid on a pro rata basis, based on the number of units sold of each class.

16.   The description of Offering Expenses on page 8 indicates that Offering Expenses will include compensation to sales personnel of the general partner for sale of units of the Fund. Please revise to clarify whether this compensation is different from the Selling Agent Commissions or if a portion of the Selling Agent Commissions may be paid from Offering Expenses. Also, please clarify whether compensation paid to sales personnel from Offering Expenses will count toward the fee limit.

17.   We note that the general partner will pay the selling agents an upfront commission of 2.00% of the aggregate subscription amount for the sale of Class A units. Please revise to clarify whether this upfront payment by the general partner has any impact on the monthly payment in arrears that will be paid to the general partner by the Class A units. Currently, it is not clear whether the obligations of the Class A unit holders will change in the 13th month after the offering.

18.   Please revise the description of Selling Agent Commissions to briefly describe how you will calculate the Class A Units' Net Asset Value.

19.   Under Broker Dealer Servicing Fee, please explain why the Class A units pay this fee to the Selling Agent while the Class B units pay this fee to broker dealers who sell the Class B units.

20.   Under Fee Limit, please disclose whether payments for conferences are included in the 10% limitation.

21.   Please revise the description of the Fee Limit to explain the reference to the "applicable portion" of Offering Expenses. Also, please clarify, if true, that the "original aggregate subscription amounts" refers to the original purchase price paid by the holder of the units. Also clarify, if true, that the Fee Limit and the re-designation into Class C units applies to individual holders of the units and not to the class as a whole.

Breakeven Table, page 11

22.   In footnote 6, please disclose the maximum amount that could be paid to the futures commission merchant under the NASAA Guidelines. This disclosure should also be added on page 42.

23.   Please tell us the basis for your estimate that the anticipated mix of investments you have identified will produce interest income of 4.25%. Identify the specific investments used in your assumption, the interest rate for each of those investments, whether the interest rate is known or assumed, and the relative weight assigned to each different type of investment for purposes of your estimate.

Organization Chart, page 14

24.   Please provide the names of the two private commodity pools in the chart as this information is disclosed later in the prospectus. Please disclose whether the trading advisor has a relationship with either of the private commodity pools.

The Risks You Face, page 15

25.   Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note the risk factor on page 17 regarding the risk of loss and the risk factor on page 21 regarding the risk of litigation. Alternatively, please revise such risk factors to demonstrate risks specific to you.

26.   Please add a risk factor regarding the continuing liability of limited partners, after redemption, for liabilities incurred prior to the redemption date.

Various Actual and Potential Conflicts of Interest… page 21

27.   You indicate that the general partner and its principals have a financial incentive to act in a manner other than in the best interests of the Fund and the Limited Partners. Please elaborate on this point.

28.   In this risk factor, please disclose that you intend to assert that Limited Partners have

consented to certain conflicts of interest.

Investment Objective, page 22

29.   Please revise to discuss the reason why the Fund will use such a wide range of leverage rather than a fixed leverage amount for all assets of the Fund.

The Principals, page 24

30.   Under Michael Adam, you note that his responsibilities as Chief Investment Officer were transferred in December 2007. Please clarify whether the only role Mr. Adam now serves with the trading advisor is as a Director. If he holds other positions, please so state.

Client's Choice of Leverage, page 28

31.   Please expand this disclosure to explain in more detail why higher leverage results in greater potential for profit and risk of loss. Also, clarify why higher leverage creates higher volatility and brokerage commission expense.

Performance Information of the Trading Advisor, page 29

32.   In the table on page 30, you present information from April 2005 through October 2007. Please tell us why you present information for only 2.5 years when the program began trading in December 1998.

Capsule B, page 31

33.   Please revise to disclose the aggregate assets (including and excluding "notional" equity) in the representative account.

Redemptions, page 44

34.   Please revise to clarify whether the conditions that would cause a delay in redemption payments are specified in the partnership agreement or if the decision is within the sole discretion of the general partner or some other person. In the event redemption payments are delayed, please disclose how you will determine which redemption requests are paid and which ones are deferred until a later period. Also, please disclose whether the general partner can deny a redemption request for any reason and disclose the reasons.

Mandatory Redemption, page 45

35.   Please explain under what circumstances it would be beneficial for you to redeem the Units. Please explain how you will determine which Units will be redeemed and whether redemptions will be conducted on a pro rata basis.

Operation of Other Commodity Pools, page 49

36.   In this section, you indicate that the General Partner may have an incentive to favor the other two pools. Please disclose why the General Partner would have this incentive. Please explain how this comports with the General Partner's fiduciary duty to the unit holders.

Description of the Units, page 50

37.   In this section, please disclose the day by which subscriptions must be received for investors to be admitted the following month.

Description of the Limited Partnership Units; Certain Material Terms … page 50

Principals of the General Partner, page 52

38.   Under the description of Barry R. Gainsburg, you indicate that he joined the General Partner in November; however, at the end of this description, you note that he has been a principal and Associated Person of the General Partner since December 4, 2007. Please advise or revise.

Investment of the General Partner in the Fund, page 55

39.   Please disclose the price per unit that the General Partner will pay for the General Partner Units. Please clarify whether the General Partner will be required to pay cash for its units.

40.   Please revise to clarify the meaning of "specially subject" with respect to fees associated with the General Partner Units.

41.   In this section, you note that the General Partner may adjust the number of Units representing the General Partner's interest. Please disclose whether the General Partner is required to make these redemptions at the same time as the Class Unit holders. Additionally, please disclose whether the General Partner's right to redeem its Units is senior to Class Units Holders. If so, please add a risk factor.

Reports to Limited Partners, page 57

42.   In this section, you state: "The General Partner will notify Limited Partners of any change in the fees paid by the Fund or of any material changes to the Fund by filing with the SEC a supplement to this Prospectus and a Form 8-K, which will be publicly available at www.sec.gov. Any such notification will include a description of the Limited Partner's voting rights." Please disclose whether these materials will be sent to the Limited Partners, or disclose how investors will be notified that this has been filed.

Termination Events, page 58

43.   In this section, you note that a terminating event includes the "suspension, revocation, or termination of the General Partner's registration as a commodity pool operator, or membership as a commodity pool operator with the NFA." In this case, would it be possible for the Limited Partners to remove the General Partner and appoint a new General Partner? If so, this should be noted here.

Material Contracts, page 62

44.   Please revise to discuss the impact on you from termination of each of these contracts. If the possibility of termination presents a material risk to your business, please add a risk factor regarding these situations.

Trading Advisory Agreement, page 62

45.   In this section, you note that the Trading Advisory Agreement will terminate upon written notice by either party that the Fund's assets are less than $5,000,000 after the first 12 months. In light of this provision, please tell us why you have not established a minimum offering amount of at least $5,000,000.

Futures Account Agreement, page 63

46.   In this section, please disclose whether advanced notice of termination of the agreement is required, or whether termination is effective immediately upon receipt of written notice by either party.

Subscription Procedure, page 72

47.   In this section you state that a subscriber will be entitled to withdraw a held-over subscription within a specified time frame; however, in the next paragraph, you indicate that all subscriptions are irrevocable. Please reconcile these two statements.

Financial Statements – Aspect Global Diversified Fund LP

Note 2: Unit Transactions, page 79

48.   We note from your disclosure that you are conducting a continuous offering on a "best-efforts" basis. Please revise your disclosure to indicate if there is a defined subscription minimum that you will commence operations upon achieving. Additionally, please disclose pertinent factors related to any such subscription minimum such as whether the general partner, trading advisor or any other affiliate is allowed to invest in order to achieve the subscription minimum and any restrictions upon such party to redeem their interests subsequent to commencement of operations.

Note 3: Fund Fees and Expenses

Organizational Expenses/Offering Expenses, page 80

49.   Please clarify to us and within your registration statement your current accounting policies
        with regard to organizational and offering costs. Within your response, please tell us when
        the fund will incur a liability for the reimbursement of the organization and offering costs
        initially funded by Steben & Company, how management will determine the amount of this
        liability, and the anticipated accounting treatment for this liability in subsequent reporting
        periods. Please reference the specific accounting literature relied upon by management to
        formulate their accounting policies. Additionally, please tell us the amount of costs
        incurred by Steben & Company as of the reporting period and through the date of filing the
        registration statement.

Part II

Exhibits

50.   Please file all required exhibits as promptly as possible. If you are not in a position to file
        your legal and tax opinions with the next amendment, please provide a draft copy for us to
        review.

                                    *   *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael J. Schmidtberger, Esquire (by facsimile)